UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING CIRCULAR
UNDER THE SECURITIES ACT OF 1933

Entrex Production and Installation Company, Inc.

2436 N Federal HWY PMB 276
Lighthouse PT, FL 33064
Telephone: (561) 465-7454

6199	99-4553256
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Entrex Production and Installation Company, Inc.

Maximum combined offering of $19,999,999 consisting of Class "A" Common Stock [Quantity of Shares to be Determined at Qualification]

Entrex Production and Installation Company, Inc. ("EPIC", "Entrex" or the "Company") is offering a combined maximum amount of $19,999,999 of Class "A" Common Stock ("Stock" or "Shares on a **"no minimum/best efforts"** basis (the "Offering"). The Offering will terminate on the earlier of 12 months from the date this Offering Circular is qualified for sale by the Securities Exchange Commission ("SEC") (which date may be extended for an additional 90 days in our sole discretion) or the date when all Shares have been sold. This Offering is a fixed price offering of shares of Class "A" common stock [quantity to be determined at time of qualification of the Regulation A ("RegA") offering] at the fixed price of $ [shares to be priced at time of qualification of the Reg A offering] per share for a total offering amount up to $19,999,999. The Company intends to file ongoing "current information" as that term is defined by the Securities Act, in order to continue to trade publicly and to remain current in its required periodic filings. This Offering is being made directly by the Company and is not currently being offered through an underwriter or broker dealer. As a result, the Company does not anticipate incurring or paying any sales commissions to any third parties for the sale of this Offering.

The Entrex Production and Installation Company's mission is to buy fully assembled and operational Bitcoin mining facilities from development partners. This strategic approach mitigates risks and leverages the expertise of partners who have previously managed and facilitated roll-ups of diversified industries. EPIC's innovative model not only addresses significant pain points in both industries but also offers substantial financial returns and environmental benefits through carbon offsets. Additionally, Entrex Carbon Market focuses on the potential securitization of debt/equity for EPIC and the sale of securitized carbon offsets, positioning the organization to leverage both environmental and financial markets.

This Offering is being conducted on a "best efforts" basis, with no minimum. The following illustrates certain important information regarding the sale of this Offering.

	Price to public	Underwriting discount or commissions[1]	Proceeds to Issuer[2]	Proceeds to other persons
Per Share/Unit	$ TBD	$ 0	$ TBD	$ 0
Total Minimum	$ 0	$ 0	$ 0	$ 0
Total Maximum	$ TBD	$ 1,999,999	$ 18,000,000	$ 0

Footnotes to table:

1. The Company is offering the Shares in this non-public offering on a "best efforts" basis solely through the Company's officers and directors. The Company's officers and directors are not entitled to receive any discounts or commissions for selling such Shares, but may be reimbursed for reasonable expenses they incur, if any.

2. If the Offering is consummated and all Shares offered are hereby sold, the gross proceeds from the sale of those Shares at $[to be priced at time of qualification of the Reg A offering] would be $19,999,999 and the net proceeds would be approximately $19,949,999, after giving effect to estimated expenses in connection with the Offering of approximately $50,000, including, but not limited to, printing and copying costs, legal fees, accounting fees, filing fees, postage, and other miscellaneous costs and expenses, including meeting expenses. Notwithstanding the foregoing, the Company can provide no assurances as to the total number of Shares that may be sold or the amount of expenses to be paid.

For further information about the Stock being sold in this Offering please see the section named The Offering on page 3 below and the section named Terms of the Offering on page 10 below.

This Offering is made pursuant to Tier 1 of Regulation A+ of the Securities Act of 1933.

This Offering is a highly speculative investment and involves a high degree of risk. As a result, this Offering should only be considered by persons who can afford to lose their entire investment.

FOR MORE INFORMATION ABOUT THE RISKS ASSOCIATED WITH THIS OFFERING, PLEASE REVIEW THE "RISK FACTORS" ON PAGES 3 THROUGH 6 OF BELOW.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFEREED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Proceeds from the Offering shall be released to the Company when received and no escrow shall be created for this offering. The Company will pay all of the expenses of the Offering.

THIS OFFERING CIRCULAR FOLLOWS THE OFFERING CIRCULAR FORMAT DESCRIBED IN PART II OF SEC FORM 1-A.

The estimated offering expenses of $50,000 include printing and copying costs of $3,000, legal fees of $40,000, accounting fees of $5,000, transfer agent fees of $1,000 and miscellaneous costs and expenses, including potential travel and entertainment expense for potential investor meetings. All of these expenses are estimates only and the actual offering expenses may be higher or lower than anticipated.

Once a subscriber's subscription agreement has been received by the Company, it may not be revoked. All proceeds from the sale will be immediately provided to the Company.

ALL FUNDS SHALL BE RELEASED TO THE COMPANY AS THIS OFFERING IS SOLD. NO MINIMUM AMOUNT MUST BE RAISED BEFORE THE OFFERING IS CLOSED. THE PRINCIPAL PURPOSE OF THIS OFFERING IS TO FUND EPIC'S MINING ACQUISITION PROJECTS.

Possible subscribers should only rely on the information contained in this Offering Circular when making a decision to purchase the Shares. No one else is authorized to provide possible subscribers with different information. The Company is not offering to sell nor soliciting an offer to buy the Shares in any state or to any person where the offer or solicitation is prohibited.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR AS LEGAL, BUSINESS OR TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN ATTORNEY, BUSINESS ADVISER AND TAX ADVISER AS TO LEGAL, BUSINESS, TAX AND RELATED MATTERS CONCERNING THE SHARES.

ITEM 2. TABLE OF CONTENTS

This summary highlights information contained elsewhere in this Offering Circular and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Offering Circular. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire Offering Circular carefully, including the "Risk Factors" section, our historical consolidated financial statements and the notes thereto, and unaudited pro forma financial information, each included elsewhere in this Offering Circular. Unless the context requires otherwise, references in this Offering Circular to "the Company," "we," "us" and "our" refer to Entrex Production and Installation Company, Inc.

SUMMARY

This summary highlights information contained elsewhere in this offering circular. This summary does not contain all of the information that you should consider before deciding whether to invest in Shares or Redeemable Preferred Stock. You should carefully read this entire offering circular, including the information under the heading "***Risk Factors***" and all information included in this offering circular.

Issuer.

Entrex Production and Installation Company, Inc. was incorporated in the State of Florida on August 15, 2024. Our principal executive offices are located at 150 East Palmetto Park Road, Suite 800, Boca Raton, FL 33432.

The Entrex Production and Installation Company's mission is to buy operational Bitcoin mining facilities from development partners. This strategic approach mitigates risks and leverages the expertise of partners who have previously managed and facilitated roll-ups of diversified industries. EPIC's innovative model not only addresses significant pain points in both industries but also offers substantial financial returns and environmental benefits through carbon offsets.

The company has four units to purchase which will have third party confirmed net income in the fourth quarter 2024. These units are the first facilities to be purchased of the 16 scheduled for delivery and "Proof of Income" confirmation in Q4 2024. The historical trailing twelve-month net income, as represented by the sellers, for the initial projects are:

Facility 1:	$105,000
Facility 2:	$200,363
Facility 3:	$449,000
Facility 4:	$105,000

Capital needed for these projects is anticipated to be $3,500,000   A total of 300 sites has been contracted for delivery from three independent developers. The Company has contracted to purchase several operational Bitcoin mining facilities, each consisting of state-of-the-art equipment. Specifically, the facilities include Bitmain Antminer S21 miners, or other agreed equipment. The first four units include 25 miners each, aged less than one year, with a performance efficiency of 34 joules per terahash (J/TH). Units 5-16 contain a similar number of miners, and units 17-300 will also consist mainly of Bitmain Antminer S21 equipment and/or other equipment elected and agreed for its bitcoin mining capabilities. These miners are known for their reliability, energy efficiency, and performance in large-scale operations. The expected delivery of the first group of mining facilities (units 1-4) is scheduled for Q4 2024. Units 5-16 are set for delivery in Q1 2025, while units 17-300 will be delivered in phases throughout 2025 and 2026. The delivery schedules are coordinated with our developers to ensure timely deployment and setup dependent on financing availability.

The Company has entered into agreements with three developers, including CherAmi Digital LLC, Moria Mining Technologies, and PickAxe Mining Inc. The purchase price for each facility is calculated in advanced based on 4x their projected annual net income, as verified by third-party audits once the units are operational. These agreements include obligations for the developers to deliver fully operational Bitcoin mining facilities at designated stranded gas well sites. Each developer is also responsible for providing the necessary support during the setup phase

The Company is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act").. and, for so long as we are an emerging growth company, are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

- Not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

- Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors' report providing additional information about the audit and the financial statements;

- Reduced disclosure obligations regarding executive compensation; and

- Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may remain an "emerging growth company" until as late as the fiscal year-end following the fifth anniversary of the completion of our IPO, though we may cease to be an emerging growth company earlier under certain circumstances, including if (a) we have more than $1.07 billion in annual revenue in any fiscal year, (b) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (c) we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

The Company is offering Class 'A' Common Stock in a Regulation A offering for a period of 12 months, with an option to extend the offering by an additional 90 days at the Company's discretion. The offering will remain open until the earlier of (i) the sale of the maximum number of shares offered, or (ii) the expiration of the offering period, including any extension."

REGULATION A+

We are offering our Shares and Shares pursuant to recently adopted rules by the SEC mandated under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. These offering rules are often referred to as "*Regulation A+*." We are relying upon "*Tier 1*" of Regulation A+, which allows us to offer of up to $20 million in a 12-month period.

In addition to qualifying a Regulation A offering with the SEC, we must register or qualify the Tier 1 offering in any state in which we seek to offer or sell securities pursuant to Regulation A.

THE OFFERING

Class "A" Common Stock	We are offering shares of Class "A" Common Stock [quantity and pricing to be determined at Reg A offering qualification].
Use of Proceeds	We estimate that the net proceeds we will receive from this offering will be approximately $19,999,999 if all Shares are sold.
	We plan to use the majority of the net proceeds from this offering to fund the acquisition of mining operations and to support key EPIC projects that are integral to our business strategy. Any remaining funds will be used to support existing operations, hire new personnel, and finance sales, marketing, and other revenue-generating initiatives, as well as for working capital.
Liquidity:	This is a Tier 1, Regulation A offering where the offered securities will not be listed on a registered national securities exchange upon qualification. This offering is being conducted pursuant to an exemption from registration under Regulation A of the Securities Act of

1933, as amended. After qualification, we may apply for these qualified securities to be eligible for quotation on an alternative trading system or over-the-counter market, if we determine that such a market is appropriate given the structure of the Company and our business objectives.

Risk Factors: An investment in the Shares involves certain risks. You should carefully consider the risks above, as well as other risks described under "**Risk Factors**" in this offering circular before making an investment decision.

<center>**RISK FACTORS**</center>

This offering is being made pursuant to Regulation A under the Securities Act of 1933, as amended. This offering is not registered under the Securities Act, nor is it required to be. Potential investors should carefully read this offering circular before making any investment decision. The securities described herein are not FDIC-insured, and investors should be prepared to lose their entire investment.

Investing in our Shares involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth or incorporated by reference in this Offering Circular, including, but not limited to, the consolidated financial statements and the related notes, before making a decision to buy our securities. If any of the following risks actually occur, our business could be harmed.

RISK FACTORS REGARDING OUR COMPANY AND BUSINESS

Investments in small businesses and start-up companies are often risky.

Small businesses may depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the Company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

The Company has limited operating history.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development, with low barriers to entry. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We are a development stage business and may be adversely affected managing the business and regulatory challenges of the market sector.

The Company has limited capitalization and lacks sufficient working capital to execute its business plan, making it highly dependent on raising funds to grow and expand its operations. The ability to move forward with the Company's objectives, which include acquiring and managing mobile Bitcoin mining facilities powered by stranded natural gas wells, is contingent upon the success of this and other capital offerings. These offerings are crucial for funding the acquisition and deployment of these facilities, as well as for covering operational expenses. Should we fail to obtain sufficient working capital through this offering, the Company may be forced to abandon or significantly delay its business plan, including the deployment of these energy-efficient mining facilities.

The Company may need additional capital, which may not be available.

Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital, it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing, and expansion efforts and, if it continues to experience losses, potentially cease operations.

We are dependent on the sale of our securities to fund our operations and will remain so until we generate sufficient revenues to pay for our operating costs:

<center>4</center>

Our officers and directors have made no written commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees. There can be no guarantee that we will be able to successfully sell our securities. Such liquidity and solvency problems may force the Company to cease operations if additional financing is not available. No known alternative resources of funds are available in the event we do not generate sufficient funds from operations.

The Company's management has broad discretion in how the Company use the net proceeds of an offering.

The Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company may not be able to manage its potential growth.

For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company's management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It will also be required to expand its finance, administrative and operations staff. There can be no assurance that the Company's current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company's failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

The Company faces significant competition in the Bitcoin mining industry.

We compete with other companies in the Bitcoin mining industry, many of which have access to cheaper energy sources or more advanced technology. If the market favors these competitors, we may experience reduced profitability, which could adversely affect our ability to continue operations.

The Company relies on partners and related entities for the acquisition and deployment of Bitcoin mining facilities.

If our partners or related entities encounter significant challenges or fail to fulfill their contractual obligations, our operations could be severely impacted. We depend on these partners to deliver fully operational mobile Bitcoin mining facilities. If a partner fails to meet its commitments, we may face delays, increased costs, or even the inability to deploy our mining facilities as planned, which could harm our business.

The Company's operations are subject to the risks inherent in the establishment of a new business enterprise.

Our operations face typical startup risks, including the need to secure sufficient capital, effectively implement our business plan, and achieve revenue targets. The success of our Bitcoin mining operations is contingent upon these factors, and any setbacks could materially affect our ability to grow and sustain our business.

The Company's growth relies on market acceptance of its mobile Bitcoin mining facilities.

While we believe there is significant demand for mobile Bitcoin mining facilities powered by stranded natural gas, there is no assurance of broad market acceptance. If the market does not embrace our solutions, or if competitors offer more attractive alternatives, our financial performance could suffer, and we may not be able to achieve our growth objectives.

Our business model is dependent on the profitability of our Bitcoin mining operations.

If the Bitcoin mining facilities we acquire and/or deploy do not generate the expected returns, our financial performance could be negatively impacted. Additionally, if the price of Bitcoin declines significantly, or if operational costs increase, our profitability may suffer. We rely on the successful operation and income generation of these facilities, and any failure in these areas could affect our ability to continue operations.

Our business depends heavily on our officers and directors.

Our future ability to execute our business plan depends upon the continued service of our President and Chief Executive Officer, Stephen H. Watkins. If we lost the services of our key personnel, or if our executive officer or employees joined a competitor or otherwise competed with us, our business may be adversely affected. We cannot assure that we will be able to retain or replace our key personnel.

Our officers and directors may have conflicts of interest.

Our ability to execute our business plan and terms of this offering rely upon the continued service of our officers and directors. Some of these Officers and Directors may have conflicts of interest which may adversely affect our business. We cannot assure that we will be able to monitor and align interests of these parties which could adversely affect our business and associated financial results and obligations.

If we are unable to retain the members of our management team or attract and retain qualified management team members in the future, our business and growth could suffer.

Our success and future growth depend, to a significant degree, on the continued contributions of the members of our management team. Each member of our management team is an at-will employee and may voluntarily terminate his or her employment with us at any time with minimal notice. We also may need to hire additional management team members to adequately manage our growing business. We may not be able to retain or identify and attract additional qualified management team members. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. If we lose the services of any member of our management team or if we are unable to attract and retain additional qualified senior management teams, our business and growth could suffer.

Our management has broad discretion and authority to manage the business and modify policies and strategies without prior notice or stockholder approval.

Our management has the authority to modify or waive certain of our operating policies and strategies without prior notice and without investor approval. Absent investor approval, we may not change the nature of our business so as to cease to exist unless sold or purchased at the exclusive option of management. We cannot predict the effect any changes to our current operating policies or strategies would have on the business model, operating results and returns to investors. Nevertheless, the effects may adversely affect our business and impact our ability to make distributions.

Our operating results may continue to be adversely affected as a result of unfavorable market, economic, social, political and regulatory conditions.

We are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Any change in these laws or regulations could have a material adverse effect on our business.

An unstable global economic, social and political environment may have a negative impact on demand for our services, our business and our operations, including the U.S. economic environment. The regulatory environment is subject to political conditions and potential change is uncertain. The economic, social and political environment has or may negatively impact, among other things:

- current and future demand for our services;
- price competition for our products and services.

RISKS RELATED TO THIS OFFERING

Risks Related to Organization and Structure under Tier 1 of Regulation A+.

There is no minimum capitalization required in this offering*.*

We cannot assure that all or a significant number of Shares will be sold in this offering. Investors' subscription funds will be used by us at our discretion, and no refunds will be given if an inadequate amount of money is raised from this offering to enable us to conduct our business. If we raise less than the entire amount that we are seeking in the offering, then we may not have sufficient capital to meet our operating requirements. We cannot assure you that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, investors could lose their investment in us. Furthermore, investors who subscribe for Shares in the earlier stages of the offering will assume a greater risk than investors who subscribe for Shares later in the offering as subscriptions approach the maximum amount.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements under the "Summary," "Risk Factors," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other sections of this Offering Circular. In some cases, you can identify these statements by forward-looking words such as "may," "might," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under "Risk Factors.

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this Offering Circular describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this Offering Circular to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

- our business' strategies and investment policies;

- our business' financing plans and the availability of capital;

- potential growth opportunities available to our business;

- the risks associated with potential acquisitions by us;

- the recruitment and retention of our officers and employees;

- our expected levels of compensation;

- the effects of competition on our business; and

- the impact of future legislation and regulatory changes on our business.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Offering Circular.

DILUTION

There will be dilution to any existing third-party investors in the Company as a result of this offering.

Public investors who purchase shares of Class "A" Common Stock in this offering will pay a price of **$[offering price]** per share. This price significantly exceeds the effective cash cost paid by existing shareholders for their shares. Existing shareholders are founders and not paid for their shares.

As a result, new investors will experience an immediate dilution in the value of their investment when comparing the offering price to the pro forma net tangible book value per share after the offering. The dilution represents the difference between the public offering price per share and the pro forma net tangible book value per share after the offering.

PLAN OF DISTRIBUTION

General

The Company is hereby offering for sale (the "Offering") shares of its common stock, no par value ("Shares") [quantity of shares to be determined at time of qualification of the Reg A offering] for a purchase price per share [to be determined at qualification of the Reg A offering], for a total offering amount of up to $19,999,999.

Minimum Amount for Offering

There is no minimum number of Shares that must be sold. Upon the close of the Offering, the Company may accept subscriptions and add the subscription funds to the capital of the Company.

Minimum Amount Required to be Purchased by an Investor

The minimum number of Shares which must be purchased is "TO BE DETERMINED" Shares for $19,999,999, unless a lesser amount is approved for any investor by the Board of Directors of Company in its discretion (for executive officers and for others where special circumstances are involved).

All of our Shares are being offered on a "*best efforts*" basis under Regulation A+ of Section 3(b) of the Securities Act of 1933, as amended, for Tier 1 offerings. The offering will terminate on the earlier of 12 months from the date this Offering Circular is re-qualified for sale by the SEC (which date may be extended for an additional 90 days in our sole discretion) or the date when all Shares have been sold.
.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $19,999,999 (minus expenses) if the entire offering is sold.

Offering proceeds shall be used to fund EPIC's mining acquisition and projects.

EPIC's Capital Requirements and Funding Structure

EPIC (Entrex Production and Installation Company) is focused on acquiring fully assembled and operational Bitcoin mining facilities from our development partners which are parked, under five year agreements, at stranded gas wells as a power source. To support these initiatives, EPIC has outlined a structured capital requirement plan to ensure the efficient deployment and scaling of its operations.

EPIC is seeking to raise funds directly through this offering once qualified and separately with institutional investors to support our development partners to and the deployment of mobile Bitcoin mining facilities. These facilities will be purchased based on their proven historical financial performance, which has been contractually agreed upon with three key development partners. As of 08-2024 three developers each has a letter of intent to build and deliver 100 mobile Bitcoin mining facilities through 12/31/2025.
Each Developer has agreed to provide 100 units each. Each facility, on average, is projected to produce:

	Projected Individual Facilities	300 Contracted Facility Total Projected 2025 Acquisitions
Revenue:	$1,600,000	$480,000,000
Net Income:	$1,000,000	$300,000,000

Each Bitcoin mining facility is projected to generate approximately $1 million in net income annually which is expected to provide net income to the company immediately upon purchase.   Once the cash flows are proven, by third party entities, EPIC plans to purchase these facilities at a 4x multiple of their annualized net income using the capital from the institutional warehouse line and/or this offering.

Entrex anticipates closing on 16 mobile data mining facilities in Q4 2024. The first sites available shall have a Proof of Income by a third party prior to purchase. The anticipated first four sites to be purchased are scheduled for the following annualized net Income:	Facility 1: Facility 2: Facility 3: Facility 4:	$105,000 $200,363 $449,000 $105,000

The projected $1 million net income per facility for the 300 sites reflects an average across all units, including efficiencies gained from scaling and optimizing operations over time. Initial units may have lower net income projections due to earlier deployment and operational ramp-up costs, while subsequent units are expected to perform at or above the $1 million annualized net income target. These variations reflect site-specific factors such as energy efficiency, operational costs, and mining output during the first year.

The income projections are based on third-party verified historical data from similar Bitcoin mining facilities using Bitmain Antminer S21 units or agreed alternative units specified in purchase orders with our developers. The assumptions include stable Bitcoin prices, energy costs from stranded gas wells, and average mining output based on current market conditions. These projections are validated through real-time monitoring and performance analysis from deployed units.

EPIC's mission and vision, and executed mobile mining facility purchases needs acquisition capital to purchase the contracted facilities. Based on the contracted individual sites, which are each projected to producing $1 million in proven historical net income or proportionally thereof, a total of $1.2 billion in total acquisition capital would be required.

These 300 sites represent a portion of the 1000 stranded wells the company has access. As the 300 wells start being acquired the company anticipates offering additional capital as needed for the remaining 700 available stranded gas wells available as contracted. The Company's Bitcoin mining facilities will be located at stranded gas wells across North East Ohio, North West Pennsylvania, and Texas and a growing list of opportunistic sites as they become available. These wells have been selected based on proximity to energy sources and the infrastructure needed to support the mobile mining facilities. Currently, none of the Bitcoin mining facilities are located on the wells, but they will be moved to these locations upon delivery. Each Bitcoin mining facility will operate on different stranded gas wells to maximize energy utilization. The Company has access to over 1,000 stranded wells, of which 300 are contracted for use. Each facility will be positioned at a separate well, allowing for maximum efficiency and energy consumption at each site.

The Company has secured licenses with gas well operators through five-year agreements to utilize the energy from stranded natural gas wells for Bitcoin mining. These agreements grant EPIC exclusive rights to access and operate the wells during this period. While references to the acquisition of gas wells were made, the Company does not own any wells. Instead, it operates through licenses and long-term agreements with well operators. These agreements have been filed as exhibits.

In addition to the Bitcoin mining income the company has engaged an ISO Auditor to audit each facility as it is being developed to establish the carbon offsets created through the utilization of the stranded gas wells. Each facility is estimated to produce 2500 metric tonnes of carbon offsets but requires an on-site audit to determine exact carbon offset production. Any income from the monetization of these facilities' carbon offsets shall become additional revenue to the company. The projected $5 million in net income will be generated from the acquisition of Bitcoin mining facilities deployed at stranded gas wells. This amount reflects income from multiple mining units, each projected to generate between $105,000 and $1 million annually, based on proven historical net income. The facilities' performance will be verified by third-party audits during the 'Proof of Income' period before final acquisition. This net income refers to the annual net income generated from contracts related to the first 16 Bitcoin mining facilities, expected to be purchased in Q4 2024. Each facility's contract is projected to generate approximately $1 million in net income annually, based on current market conditions and contractual terms. If all securities being qualified in this offering are not sold, there may be material changes in the use of proceeds, particularly with respect to the number of mobile bitcoin miners purchased in the initial phase. The remainder of the

300 intended Bitcoin mining contracts will be financed through a combination of future offerings, secured debt, and reinvested profits from the contracts of the initially deployed facilities.

The estimation that each Bitcoin mining facility will generate 2,500 metric tonnes of carbon offsets annually is based on independent assessments of methane emissions prevented by utilizing stranded natural gas wells. These assessments consider the volume of gas that would have otherwise been flared or vented and the energy consumption of each mining facility. The figures have been cross-referenced with industry benchmarks and are subject to validation through ISO audits. EPIC has engaged an ISO-certified auditor, Net Zero Design and Analysis, Inc to perform on-site audits for each Bitcoin mining facility to verify the volume of carbon offsets generated. The audit process involves assessing the emissions data from the stranded natural gas wells and confirming the carbon offset calculations. This ensures that the offsets produced by EPIC's operations are compliance-grade and can be sold to carbon offe buyers.

CherAmi 100 Unit Contract:

The Company has entered into an agreement with **CherAmi Digital LLC** for the purchase of up to 100 operational Bitcoin mining facilities. The contract outlines that the purchase price is equal to **4x projected annual cash flows**, based on proven results during a test period known as the Proof of Income (POI). Each facility is expected to generate approximately **$1,600,000 in annual revenue**, subject to third-party verification of cash flows. The contract is designed to allow Entrex to acquire additional units through the end of 2025, with facilities to be delivered and set up at designated well sites.

The units are provided as "new" and are purchased based on specifications that maximize asset value. (Appendix B)

Moria Purchase Agreement:

Entrex has executed a **purchase agreement with Moria Mining Technologies Corporation** for mobile Bitcoin mining facilities to be installed at stranded oil and gas wells. This agreement includes a purchase multiple of **4x net income**, based on the stabilized annualized 12-month net income of the facilities. The purchase price will be based on performance during a "Proof of Income" period, and **20% of the purchase price will be held in escrow** to account for potential variations in actual income.

- **Projected Net Income**: Each facility is anticipated to generate $1,000,000 in annual net income however the first contracted unit is based on **$200,363 annual net income**, leading to an expected purchase price of **$801,452** per unit, subject to the Proof of Income by our third party.
- **Evidence**: Please refer to **Appendix C: Moria Purchase Agreement**

PickAxe Mining Letter of Intent:

Entrex has signed a **Letter of Intent (LOI) with PickAxe Mining, Inc.** for the future acquisition of Bitcoin mining facilities. Under this agreement, Entrex will purchase mining facilities based on projected annual cash flows equal to **58% of the capital cost**. For example, a facility with **$449,000 in annual cash flow** will be purchased for **4x the annualized cash flow**, amounting to **$1,796,000** per unit.

- **Additional Units**: The LOI covers the acquisition of up to 100 facilities through the end of 2025.
- **Evidence**: Please refer to **Appendix D: PickAxe Mining LOI**

Energex Letter of Intent:

Entrex has also signed a **Letter of Intent with Energex (Appendix E)** to support asset acquisition strategies and provide mobile Bitcoin mining facilities powered by stranded gas wells. This agreement facilitates the utilization of these gas wells, ensuring that Entrex has access to reliable, low-cost energy for its mining operations. The Letter of

Intent outlines a collaborative approach for future facility deployments. EPIC integrates environmental sustainability into its business model through the generation and monetization of carbon offsets. The company's Bitcoin mining facilities are strategically located near stranded natural gas wells, which allows for the use of otherwise wasted energy resources. By utilizing this energy source, EPIC not only minimizes its environmental impact but also generates carbon offsets.

The global carbon offsets market allows businesses to compensate for their emissions by investing in environmental projects that reduce greenhouse gases. In EPIC's model, the Bitcoin mining facilities are powered by stranded natural gas wells, converting otherwise wasted energy into productive use. This process creates carbon offsets by preventing methane emissions from flaring or venting, which can be sold on carbon markets to carbon offset buyers

EPIC is leveraging the Entrex Carbon Market to package and sell these carbon offsets to environmentally conscious investors and institutions, positioning itself at the intersection of cryptocurrency and environmental finance.

How Carbon Offsets Fit into the Business:

1. **Environmental Benefit**: Stranded natural gas, which would otherwise be vented or flared, contributes to greenhouse gas emissions. By using this gas to power its Bitcoin mining facilities, EPIC prevents these emissions, creating carbon offsets.
2. **ISO Certification**: Each mining facility is subject to an ISO audit which has been contracted to verify the quantity of carbon offsets produced. This ensures that the offsets are compliance-grade and can be sold on various carbon markets.
3. **Debt/Equity Opportunities**: The securitization of these offsets also creates opportunities for EPIC to secure debt or equity financing. By leveraging the value of the carbon offsets, the company can attract institutional investors who are seeking to invest in both cryptocurrency and environmentally conscious ventures.

By utilizing stranded natural gas for energy, EPIC not only reduces greenhouse gas emissions but also generates carbon offsets that can be monetized. This approach delivers environmental benefits such as a reduction in methane emissions and contributes to the global effort to combat climate change. For investors, this translates into dual financial returns through both cryptocurrency mining profits and the sale of carbon offsets, making EPIC's operations both profitable and environmentally responsible.

TERMS OF THE OFFERING

Class "A" Common Stock	We are offering shares of Class "A" Common Stock [quantity and pricing to be determined at Reg A offering qualification].
Use of Proceeds	We estimate that the net proceeds we will receive from this offering will be approximately $19,999,999 if all Shares are sold. We plan to use the majority of the net proceeds from this offering to fund the capital needs to acquire contracted mining operations from Developers and to support key EPIC projects that are integral to our business strategy. Any remaining funds will be used to support existing operations, hire new personnel, and finance sales, marketing, and other revenue-generating initiatives, as well as for working capital or other corporate acquisition activities as determined by the Board of Directors.
Liquidity	This is a Tier 1, Regulation A offering where the offered securities will not be listed on a registered national securities exchange upon qualification. This offering is being conducted pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. After qualification, we may apply for these qualified securities to be eligible for quotation on an alternative trading system or over-the-counter market, if we determine that such a market is appropriate given the structure of the Company and our business objectives. However, there is no guarantee that the Shares will be publicly listed or quoted, or that a market will develop for them.

Please review carefully "**Risk Factors**" for more information.

Risk Factors	An investment in the Shares involves certain risks. You should carefully consider the risks above, as well as other risks described under "**Risk Factors**" in this offering circular before making an investment decision.

Subscription Period

The offering will terminate on the earlier of 12 months from the date this Offering Circular is qualified for sale by the SEC (which date may be extended for an additional 90 days in our sole discretion) or the date when all Shares and Shares have been sold.

Subscription Procedures

If you decide to subscribe for our Shares in this Offering, you should review your subscription agreement. Completed and signed subscription documents shall be either mailed directly to the Company at Entrex Production and Installation Company, Inc., 150 E Palmetto Park Road, Suite 800, Boca Raton, FL 33432, or sent via electronic correspondence to SWatkins@entrexcarbonmarket.com. You shall deliver funds by either check, ACH deposit or wire transfer, pursuant to the instructions set forth in the subscription agreement. If a subscription is rejected, all funds will be returned to subscribers. Upon acceptance by us of a subscription, confirmation of such acceptance will be sent to the subscriber.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to our designated account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions; No Revocation

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Shares or Shares, as applicable, subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

BUSINESS

Our Company

Issuer's Business

The Entrex Production and Installation Company's mission is to buy operational Bitcoin mining facilities from development partners. This strategic approach mitigates risks and leverages the expertise of partners who have previously managed and facilitated roll-ups of diversified industries. EPIC's innovative model not only addresses significant pain points in both industries but also offers substantial financial returns and environmental benefits through carbon offsets.

Entrex Production and Installation Company, Inc.'s business model is to capitalize on the convergence of environmental sustainability and cryptocurrency mining.

EPIC's strategy centers on purchasing fully assembled and operational Bitcoin mining facilities from development partners who handle the initial assembly and deployment. These facilities are strategically located at stranded natural gas wells, turning otherwise wasted energy into a valuable resource. This innovative approach not only addresses significant environmental concerns by reducing methane emissions and creating carbon offsets but also leverages these resources to generate substantial financial returns.

The primary revenue streams for EPIC come from the operation of these Bitcoin mining facilities, which are expected to generate returns. The Company is positioning itself as a leader in the integration of cryptocurrency mining with sustainable practices, aligning its business objectives with global trends towards environmental responsibility and financial innovation.

Compliance with Rule 251(b)(3) and Disclosure of Targeted Entities:

Our business model complies with Rule 251(b)(3) of Regulation A by ensuring that the use of proceeds is only to fund the acquisition of entities named in the offering. All such entities are identified in this Offering Circular. The Company has established or is in the process of establishing relationships with several targeted entities. These entities include CherAmi Digital LLC, with whom we have a formal agreement for the purchase of 100 Bitcoin mining facilities, Moria Mining Technologies, with whom we have a purchase agreement for mobile Bitcoin mining facilities, PickAxe Mining Inc., with whom we are in negotiations for the future acquisition of Bitcoin mining facilities, and Energex, with whom we have signed a Letter of Intent to utilize stranded gas wells for our operations. The status of these arrangements varies, and the Company will only extend offers to entities disclosed in this document.

Furthermore, the financial statements of any acquired entities that are material to the Company's financial condition will be included in this Offering Circular, in compliance with Part F/S (b)(7) of Form 1-A. To date, no significant acquisitions have been completed that would require additional financial disclosure, but the Company is committed to providing the necessary financial information for any future acquisitions as required by the SEC. If the Company is unable to identify and provide the necessary disclosure of these targeted entities, we will consider withdrawing the Form 1-A in accordance with Rule 251(b)(3).

DESCRIPTION OF PROPERTY

We do not own any plants or facilities. Each acquisition of a mobile data mining facility will be titled pursuant to the mobile trailer in a United States State Department of Motor Vehicles as both the trailer and encumbrances. Each title may be separately assigned to potential debt providers, if any, at the discretion of management.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements in the following discussion and throughout this registration statement that are not historical in nature are "forward-looking statements." You can identify forward-looking statements by the use of words such as "expect," "anticipate," "estimate," "may," "will," "should," "intend," "believe," and similar expressions. Although we believe the expectations reflected in these forward-looking statements are reasonable, such statements are inherently subject to risk and we can give no assurances that our expectations will prove to be correct. Actual results could differ from those described in this registration statement because of numerous factors, many of which are beyond our control. These factors include, without limitation, those described under "Risk Factors." We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect actual outcomes. Please see "Forward Looking Statements" at the beginning of this registration statement.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto and other financial information appearing elsewhere in this registration statement. We undertake no obligation to update any forward-looking statements in the discussion of our financial condition and results of operations to reflect events or circumstances after the date of this registration statement or to reflect actual outcomes.

Overview

Entrex Production and Installation Company, Inc. is a Boca Raton, FL-based company that operates to purchase operating Bitcoin mining facilities from third party developers after proving historical net income, and to monetize the resultant carbon offsets; if any.

Entrex Production and Installation Company, Inc.'s mission is to become a leader in the acquisition and management of Bitcoin mining operations. The company executes licenses with stranded gas well operators to install and subsequently acquire fully operational Bitcoin mining facilities located for up to five years on the licensed gas well's properties.

Entrex has built a roster of world-class collaborators ensuring that both its Bitcoin mining projects meet the highest standards of compliance and sustainability. The company's business model achieves capital efficiencies unavailable to competitors by purchasing proven bitcoin mining facilities from developers which are anticipated to generate carbon offsets and cryptocurrency revenues.

Revenue Recognition

The Company anticipates deriving its revenue primarily from acquiring and operating mobile Bitcoin mining facilities, leveraging stranded gas wells to power these operations. This innovative approach not only anticipates generating substantial financial returns but also produces compliance-grade carbon offsets. The company will manage its financials on a GAAP Work in Progress (WIP) basis and report via both WIP and Accrual methods to benefit management and shareholders.

The Company plans to manage its financials on a GAAP Work in Progress (WIP) basis and report using both WIP and Accrual methods to provide a comprehensive financial view for management and shareholders. Under this approach, the Company will recognize revenue based on the percentage of completion method for contracts, in accordance with ASC 606 - Revenue from Contracts with Customers, which allows for revenue recognition as performance obligations are satisfied over time. The WIP accounting will allow for accurate tracking of costs incurred, work performed, and progress towards completion of each contract, providing real-time insights into project profitability. Additionally, the Accrual method will ensure that revenues and expenses are recorded when earned and incurred, regardless of when cash is received or paid. This dual approach is designed to give management and shareholders a clear view of financial performance, both in terms of ongoing operations and long-term contract completion.

The Company follows the authoritative guidance under ASC 606 - Revenue from Contracts with Customers, which governs revenue recognition for its Bitcoin mining operations. Revenue is recognized when the performance obligation is satisfied, which occurs when a block of Bitcoin is successfully mined and verified. The value of the Bitcoin at the time of mining is recorded as revenue, with Bitcoin classified as an intangible asset on the balance sheet.

Additionally, the Company will recognize revenue from the generation and sale of carbon offsets, following the guidance provided under ASC 450 - Contingencies for the recognition of environmental credits, as well as ASC 820 - Fair Value Measurement for the valuation of carbon offsets. The Company plans to monetize the carbon offsets through markets such as the Entrex Carbon Market, where offsets are sold to generate additional income streams. All revenue will be accounted for using GAAP principles, ensuring compliance with regulatory standards for both cryptocurrency and environmental credits.

Upon the successful completion of this offering, the company will obtain annual audits conducted by an accounting organization as directed by the Board of Directors. These audits will ensure the preparation of PCAOB-compliant statements if required.

While the Company has not yet completed third-party due diligence, it plans to engage an independent auditor to confirm Revenues and EBITDA post-installation of the mining facilities it has contracted to purchase. The due diligence process will utilize specialized software applications designed to monitor and track Bitcoin mining operations in real-time. These applications will:

Monitor mining performance: The software will provide real-time data on the output of each facility, including the number of Bitcoins mined and the performance of the equipment.

Confirm revenue generation: The results from the mining monitoring software will be cross-verified with cryptocurrency-to-fiat conversion rates, specifically Bitcoin to U.S. dollar, to ensure accurate revenue calculations.

Validate EBITDA projections: In addition to revenue verification, the due diligence will include an examination of operational costs and profit margins to validate the projected EBITDA for each facility.

This independent verification will provide investors with confidence in the accuracy and reliability of the Company's financial forecasts.

Results of Operations for

Gross revenue: The Company is pre-revenue

General and administrative: The Company has not hired direct employees and uses the services of the Entrex Carbon Market, Inc.

The table below sets forth line items from the Company's unaudited Statements of Operations for 09-30-2024

Facility	Projected Annual Revenue	Projected Annual Net Income	Third-Party Verification Date
Facility 1	$168,000	$105,000	Q4 2024
Facility 2	$200,363	$200,363	Q4 2024
Facility 3	$449,000	$449,000	Q4 2024
Facility 4	$168,000	$105,000	Q4 2024
Total	$1,374,981	$859,363	

Liquidity and Capital Resources

As of this offering date we had cash of $0 and a line of credit from a Shareholder of $25,000. We used approximately $0 in cash for operating activities and were provided $0 through financing activities.

Our management's discussion and analysis of our financial condition and results of operations is based on our financial statements, which are prepared in accordance with U.S. generally accepted accounting principles issued by the Financial Accounting Standards Board ("FASB"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this Offering Document, we believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management's estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Equity-based compensation

None.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Directors and Executive Officers.

The following table sets forth the name, age, and position of our executive officers and directors. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified. Directors are elected annually by our shareholders at the annual meeting. Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position	Term of Office
Stephen H. Watkins	62	President/Secretary	Since Inception
Tom Harblin	57	Director	Since Inception

Stephen H. Watkins: is Managing Member and is the founding Chairman and CEO of various majority owned entities of the Entrex Holding Company (EHCo, LLC). Stephen is an experienced entrepreneur founding a series of successful information and business services companies; two of which grew to billion-dollar market cap companies. Stephen authored the book ***Capital Can't Fund What It Can't Find***. In the past he wrote a syndicated bi-monthly finance column—read by over eight million national readers at its peak.

Family Relationships

There are no family relationships among any of the directors and executive officers.

Involvement in Certain Legal Proceedings

Our directors and officers have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in "Certain Relationships and Related Transactions," our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

The $1 million net income projection per facility is an average across all facilities, factoring in scalability and operational optimization over time. Initial sites may generate lower net incomes due to start-up costs and early-stage deployment, as indicated by projected net incomes of $105,000, $200,363, and $449,000 for the first four sites. The remaining facilities are expected to generate higher net incomes as operational efficiencies increase.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Stephen H. Watkins, CEO	2023	0	0	0	0	0	0	0
Tom Harblin	2023	0	0	0	0	0	0	0

*Compensation for operators and directors of the Company may be provided through agreements with affiliated entities. Directors and Officers may have additional performance-based quotas and compensation provided exclusively at the direction of the Managing Members.

The income projections are based on historical performance data from similar Bitcoin mining facilities and validated by third-party auditors. Key assumptions include a stable Bitcoin price, low operational costs derived from stranded gas wells, and expected energy consumption rates from state-of-the-art mining equipment. These projections have been further substantiated by real-time mining output data from pilot facilities and are adjusted for market fluctuations.

Officers and Directors:

At our sole discretion we may add additional Officers and Directors and compensate them through annual retainer fees along with reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each meeting and/or expenses for the benefit of the company, decided exclusively by the CEO and/or Board of Directors. Each independent Officer and Director will receive $500 in connection with each meeting that they attend, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting not held concurrently with a board meeting. Compensation shall be accrued by the company and paid as available.

Compensation for expenses, Officers and Directors will be managed through the sole decisions and directions of the Managing Member.

Indemnification Agreements:

We shall enter into indemnification agreements with our Directors and Officers. The indemnification agreements are intended to provide our Directors the maximum indemnification permitted under law and/or requested by the respective Officer and/or Director. Each indemnification agreement provides that Entrex shall indemnify the Director or Office who is a party to the agreement (an "Indemnitee"), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be made a party to or a witness in any threatened, pending, or completed proceeding.

Employment Agreements

We have not entered into employment agreements with any of our employees, officers and directors.


SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Principal Stockholders


The following table sets forth information as to the shares of Stock beneficially owned as of August 15, 2024 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the Shares of common stock shown as beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that any shares of common stock subject to options currently exercisable or exercisable within 60 days of the date hereof are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person. We currently have no options outstanding.

Entrex Production and Installation Company, Inc.
Authorized and Issued Shares

Common Shares:

Equity Match Inc, Controlled by Thomas Harblin	49,000 Shares
Ubique Holdings, LP controlled by Courtney Watkins	51,000 Shares
Shares from this offering:	pending

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Code of Business Conduct and Ethics

To date, we have not adopted a code of business conduct and ethics for our management and employees. We intend to adopt one in the near future.

SECURITIES BEING OFFERED

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our articles of incorporation and our bylaws, which are included as exhibits to the offering statement of which this Offering Circular forms a part.

General

Common shares are owned or controlled by founders of the Company.   There are no Preferred shareholders.

Common Class A stock consists of 1,000,000 shares of common stock, par value $0. As of the date of this Offering Circular, there are 100,000 shares of our common stock outstanding and 1,000,000 shares authorized. The Company intends to file ongoing "current information" as that term is defined by the Securities Act.

Listing and Transfer Agent

The Company is presented not listed on any market. The transfer agent for our Shares is expected to be Pacific Stock Transfer, Inc.

Limitations on Liability and Indemnification of Officers and Directors

Florda law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our articles of incorporation and bylaws include provisions that eliminate, to the extent allowable under Florida law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our articles of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Florida law. We are also expressly authorized td officers' insurance for our directors, officers, employees, and agents for some liabilities. We currently maintain directors' and officers' insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of the directors, officers or employees for which indemnification is sought.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax consequences relevant to the purchase, ownership and disposition of the Shares, but does not purport to be a complete analysis of all potential tax consequences. The discussion is based upon the Code, current, temporary, and proposed U.S. Treasury regulations issued under the Code, or collectively the Treasury Regulations, the legislative history of the Code, IRS rulings, pronouncements, interpretations and practices, and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a Bondholder. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such Stockholder's particular circumstances or to Stockholders subject to special rules, including, without limitation:

- A broker-dealer or a dealer in securities or currencies;

- A Limited Liability Corporation;

- A bank, thrift or other financial institution;

- A regulated investment company or a real estate investment trust;

- An insurance company;

- A tax-exempt organization;

- A person subject to the alternative minimum tax provisions of the Code;

- A person holding the Shares or Redeemable Preferred Stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction;

- A partnership or other pass-through entity;

- A person deemed to sell the Shares or Redeemable Preferred Stock under the constructive sale provisions of the Code;

- A U.S. person whose "functional currency" is not the U.S. dollar; or

- A U.S. expatriate or former long-term resident.

In addition, this discussion is limited to persons that purchase the Shares or Redeemable Preferred Stock in this offering for cash and that hold the Shares or Redeemable Preferred Stock as "capital assets" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the effect of any applicable state, local, non-U.S. or other tax laws, including gift and estate tax laws.

As used herein, "U.S. Holder" means a beneficial owner of the Shares or Redeemable Preferred Stock this is, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the U.S.;

- a corporation (or other entity treated as a corporation for US. Federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

- an estate, the income of which is subject U.S. federal income tax regardless of its source; or

- a trust (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S persons that have the authority to control all substantial decision of the trust, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Shares or Redeemable Preferred Stock, the tax treatment of an owner of the entity generally will depend upon the status of the particular owner and the activities of the entity. If you are an owner of an entity treated as a partnership for U.S. federal income tax purposes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the Shares or Redeemable Preferred Stock.

We have not sought and will not seek any rulings from the IRS with respect to the matters discussed herein. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Shares or Redeemable Preferred Stock or that any such position would not be sustained.

ADDITIONAL INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act of 1993, as amended, with respect to the Shares and Shares offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Shares and Shares offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

FINANCIALS

Entrex Production and Installation Company, Inc.

Balance Sheet

	August 15, 2024
Assets	
Current assets:	
Line of Credit from Entrex Carbon Market, Inc	$ 0
Prepaid services	0
Total assets	$ 0
Liabilities and Shareholders' Deficit	
Liabilities:	
Note payable, related party	$ 0
Total liabilities	0
Shareholders' deficit:	
Common stock, no par value, 1,000,000 shares authorized, and 100,000 issued and outstanding at Sept 15, 2024	-
Common stock to be issued	TBD
Deficit	0
Total shareholders' deficit	-
Total liabilities and shareholders' deficit	$ 0

Entrex Production and Installation Company, Inc.
Statement of Operations

	For the period from Inception through August 15, 2024
Revenue:	
Sales	$ -
Total revenue	-
Expenses:	
General and administrative expense	0
Net income (loss) before income taxes	0
Provision for income taxes	-
Net loss	$ 0
Net loss per common share - basic and diluted	$ 0
Weighted average shares outstanding - basic and diluted	0

NOTE 1: BUSINESS

The Entrex Production and Installation Company's mission is to buy operational Bitcoin mining facilities from development partners. This strategic approach mitigates risks and leverages the expertise of partners who have previously managed and facilitated roll-ups of diversified industries. EPIC's innovative model not only addresses significant pain points in both industries but also offers substantial financial returns and environmental benefits through carbon offsets.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company recognizes revenue from its Bitcoin mining operations when the performance obligation is satisfied and control of the cryptocurrency is transferred to the customer, consistent with Generally Accepted Accounting Principles (GAAP). Revenue is measured based on the transaction price agreed upon with customers. The Company follows the guidance provided under ASC 606 for revenue recognition, which aligns revenue with the completion of each mining block and the verification of transactions on the blockchain.

The Company also complies with GAAP in its accounting for digital assets and follows the principles for recognizing the fair value of Bitcoin at the time of receipt, classifying it as an intangible asset on the balance sheet.

For tax purposes, the Company follows Internal Revenue Code guidelines for recognizing income generated from cryptocurrency transactions and adheres to applicable federal and state tax laws.

The accompanying financial statements of Entrex Production and Installation Company, Inc. have been prepared by our external accountant and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission ("SEC"). In the opinion of management, the statements represent a fair presentation of financial position presented have been reflected herein.

Revenue Recognition

The Company had no revenue since incorporation August 15, 2024, Revenue shall commence upon the acquisition of the targeted data mining facilities.

The Company intends to derive its revenue primarily from the acquisition and operation of mobile Bitcoin mining facilities powered by stranded natural gas wells.

Effective December 31, 2023, the Company adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers - Topic 606, along with all subsequent ASUs that modified ASC 606. The implementation of this new standard had no material impact on the measurement or recognition of revenue for the current or prior periods presented. Revenue generated from interest income, including facility fees, origination fees, and due diligence fees, are outside the scope of ASC 606. Contracts are valued at a fixed price at inception and do not include any variable consideration or financing components in our normal course of business. In applying judgment, the Company considers customer expectations of performance, materiality, and the core principles of Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers.

The Company recognizes revenue from participation fees under ASC 606. Revenue from participation fees is recognized at a point in time when the right to consideration becomes unconditional and the Company has no remaining performance obligations. Generally, the Company invoices customers for participation fees once these conditions are met.

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740 *Accounting for Income Taxes,* which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which these differences are expected to affect taxable income. Deferred income taxes are also recognized for carryforward losses that can be utilized to offset future taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized.

The Company evaluates its valuation allowance requirements based on projected future operations, including the expected performance of its mobile Bitcoin mining facilities. When circumstances change and lead to a shift in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. Income tax expense is comprised of the sum of current income tax plus the change in deferred tax assets and liabilities.

Earnings (loss) Per Share

Basic earnings (loss) per common share is computed based on the weighted average number of shares of all classes of common stock outstanding during the period. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding during the period increased, when applicable, by dilutive common stock equivalents. When the Company has a net loss, dilutive common stock equivalents are not included as they would be anti-dilutive

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which is part of the FASB's initiative to reduce complexity in accounting standards. The ASU eliminates certain exceptions to the general principles of ASC 740, Income Taxes, and simplifies income tax accounting in several areas. The standard is effective for fiscal periods beginning after December 15, 2020, with early adoption permitted. The Company adopted this ASU as of December 31, 2023

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3: SUSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through as/of inception of the company August 15, 2024.

The company is not aware of any events or transactions that would impact the financial statements.

NOTE 4: LIQUIDITY AND GOING CONCERN

The Company has established the company for the benefit of potential investors with the intent to purchase the historically producing data mining facilities.

The Company has evaluated its ability to continue as a going concern in accordance with ASC 205-40-50. As of October 16, 2024, the Company reported no cash and no operations. In light of this, management acknowledges that there are significant risks regarding the Company's ability to meet its obligations over the next 12 months. However, management is actively seeking financing through this offering and other capital sources, such as related party transactions and institutional funding, to ensure the Company can continue its operations. Without sufficient funding from the offering or alternative financing sources, the Company may face difficulties in sustaining its operations as a going concern.

The Company has a $25,000 line of credit from a shareholder, which carries no interest and is repayable upon the Company generating sufficient operating cash flow.

NOTE 5: REPURCHASE NOTE

As of Founding, the Company entered into an agreement with Entrex Carbon Market, Inc to acquire the net income of the company for an amount equal to 11.6x net income for consideration.

Legal Proceedings

The Company is not presently a party to any legal proceedings.


SIGNATURES


Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boca Raton, Florida on October 17, 2024.

Entrex Production and Installation Company, Inc.

By: /s/ SWatkins/CEO

Exhibit I – By-laws

BY-LAWS
OF
ENTREX PRODUCTION AND INSTALLATION COMPANY, INC

ARTICLE I

OFFICES

Section 1. The registered office of Entrex Production and Installation Company, Inc. (the "Corporation") shall be in the City of Lighthouse Point, County of Broward, State of Florida. The Corporation may also have offices at such other places both within and outside the State of Florida as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
STOCKHOLDERS

Section I. Time and Place of Meetings. All meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, within or without the State of Florida, as shall be designated by the Board of Directors. In the absence of any such designation by the Board of Directors, each such meeting shall be held at the principal office of the Corporation.

Section 2. Annual Meetings. An annual meeting of stockholders shall be held for the purpose of electing Directors and transacting such other business as may properly be brought before the meeting. The date of the annual meeting shall be determined by the Board of Directors.

Section 3. Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law, may be called by the Chairman of the Board and shall be called by the Secretary at the direction of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding and entitled to vote.

Section 4. Notice of Meetings. Written notice of each meeting of the stockholders stating the place, date and time of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting, to each stockholder entitled to vote at such meeting. The notice of any special meeting of stockholders shall state the purpose or purposes for which the meeting is called.

Section 5. Quorum. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by law or by the Certificate of Incorporation or these By-Laws. If a quorum is not present or represented, the holders of the stock present in person or represented by proxy at the meeting and entitled to vote thereat shall have power, by the affirmative vote of the holders of a majority of such stock, to adjourn the meeting from time to time to another time and/or place, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting, at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 6. Voting. At all meetings of the stockholders, each stockholder entitled to vote thereat shall be entitled to vote, in person or by proxy, the shares of voting stock owned by such stockholder of record on the record date for the meeting. When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of law or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such questions.

Section 7. Informal Action By Stockholders. Any action required to be taken at a meeting of the stockholders, or any other action that may be taken at a meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of stock entitled to vote on such matter or matters having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter or matters were present and voted and shall be delivered to the corporation by delivery to its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings or stockholders are recorded. Every written consent shall bear the date of signature of each stockholder or member who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the earliest dated consent delivered in the manner required by this Section 7 to the Corporation, written consents signed by holders of a sufficient number of shares of voting stock to take action are delivered to the Corporation by delivery to its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.


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ARTICLE III
DIRECTORS

Section 1. <u>General Powers.</u> The business and affairs of the Corporation shall be managed and controlled by or under the direction of a Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

Section 2. <u>Number, Qualification and Tenure.</u> The Board of Directors shall consist of not less than one (1) and not more than ten (10) members. Within the limits above specified, the number of Directors shall be determined from time to time by resolution of the Board of Directors. The Directors shall be elected at the annual meeting of the stockholders, except as provided in Section 3 of this Article, and each Director elected shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Directors need not be stockholders.

Section 3. <u>Vacancies.</u> Vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the Directors then in office, though less than a quorum, and each Director so chosen shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. If there are no Directors in office, then an election of Directors may be held in the manner provided by law.

Section 4. <u>Place of Meetings.</u> The Board of Directors may hold meetings, both regular and special, either within or without the State of Florida.

Section 5. <u>Regular Meetings.</u> The Board of Directors shall hold a regular meeting, to be known as the annual meeting, immediately following each annual meeting of the stockholders. Other regular meetings of the Board of Directors shall be held at such time and at such place as shall from time to time be determined by the Board. No notice of regular meetings need be given.

Section 6. <u>Special Meetings.</u> Special meetings of the Board may be called by the Chairman of the Board. Special meetings shall be called by the Secretary on the written request of any two Directors. No notice of special meetings need be given.

Section 7. <u>Quorum.</u> At all meetings of the Board, a minimum of two Directors shall constitute a quorum for the transaction of business, and may act as if a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be

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otherwise specifically provided bylaw. If a quorum shall not be present at any meeting of the Board of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 8. Organization. The Chairman of the Board, if elected, shall act as chairman at all meetings of the Board of Directors. If a Chairman of the Board is not elected or, if elected, is not present, the President (who is also a member of the Board) or if the President is not present, a Director chosen by a majority of the Directors present, shall act as Chairman at meetings of the Board of Directors.

Section 9. Executive Committee. The Board of Directors, by resolution adopted by a majority of the whole Board, may designate one or more Directors to constitute an Executive Committee, to serve as such, unless the resolution designating the Executive Committee is sooner amended or rescinded by the Board of Directors, until the next annual meeting of the Board or until their respective successors are designated. The Board of Directors, by resolution adopted by a majority of the whole Board, may also designate additional Directors as alternative members of the Executive Committee to serve as members of the Executive Committee in the place and stead of any regular member or members there of who maybe unable to attend a meeting or otherwise unavailable to act as a member of the Executive Committee. In the absence or disqualification of a member and all alternate members who may serve in the place and stead of such member, the member or members there of present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another Director to act at the meeting in the place of any such absent or disqualified member.

Except as expressly limited by the General Corporation Law of the State of Florida or the Certificate of Incorporation, the Executive Committee shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation between the meetings of the Board of Directors. The Executive Committee shall keep a record of its acts and proceedings, which shall form apart of the records of the Corporation in the custody of the Secretary, and all actions of the Executive Committee shall be reported to the Board of Directors at the next meeting of the Board.

Meetings of the Executive Committee may be called at any time by the Chairman of the Board, the President or any two of its members. No notice of meetings need be given. A majority of the members of the Executive Committee shall constitute a quorum for the transaction of business and, except as expressly limited by this section, the act of a majority of the members present at any meeting at which there is a quorum shall be the act of the Executive Committee. Except as expressly

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provided in this Section, the Executive Committee shall fix its own rules of procedure.

Section 10. <u>Other Committees.</u> The Board of Directors, by resolution adopted by a majority of the whole Board, may designate one or more other committees, each such committee to consist of one or more Directors. Except as expressly limited by the General Corporation Law of the State of Florida or the Certificate of Incorporation, any such committee shall have and may exercise such powers as the Board of Directors may determine and specify in the resolution designating such committee. The Board of Directors, by resolution adopted by a majority of the whole Board, also may designate one or more additional Directors as alternate members of any such committee to replace any absent or disqualified member at any meeting of the committee, and at any time may change the membership of any committee or amend or rescind the resolution designating the committee. In the absence or disqualification of a member or alternate member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another Director to act at the meeting in the place of any such absent or disqualified member, provided that the Director so appointed meets any qualifications stated in the resolution designating the committee. Each committee shall keep a record of proceedings and report the same to the Board of Directors to such extent and in such form as the Board of Directors may require. Unless otherwise provided in the resolution designating a committee, a majority of all of the members of any such committee may select its Chairman, fix its rules of procedure, fix the time and place of its meetings and specify what notice of meetings, if any, shall be given.

Section 11. <u>Action without Meeting.</u> Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof maybe taken without a meeting, if all members of the Board or committee, as the case maybe, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 12. Attendance by Telephone. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 13. Compensation. The Board of Directors shall have the authority to fix the compensation of Directors, which may include their expenses, if any, of attendance at each meeting of the Board of Directors or of a committee.

ARTICLE IV
OFFICERS

Section 1. Enumeration. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President and a Secretary. The Board of Directors may also elect a Chairman of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, one or more Assistant Treasurers and such other officers and agents as it shall deem appropriate. Any number of offices may be held by the same person.

Section 2. Term of Office. The officers of the Corporation shall be elected at the annual meeting of the Board of Directors and shall hold office until their successors are elected and qualified. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the Corporation required by this Article IV shall be filled by the Board of Directors, and any vacancy in any other office may be filled by the Board of Directors.

Section 3. Chairman of the Board. The Chairman of the Board, when elected, shall have general supervision, direction and control of the business and affairs of the Corporation, subject to the control of the Board of Directors, shall preside at meetings of stockholders and shall have such other functions, authority and duties as customarily appertain to the office of the chief executive of a business corporation or as may be prescribed by the Board of Directors.

Section 4. President. During any period when there shall be an office of Chairman of the Board, the President shall be the chief operating officer of the Corporation and shall have such functions, authority and duties as may be prescribed by the Board of Directors or the Chairman of the Board. During any period when there shall not be an office of Chairman of the Board, the President shall be the chief executive officer of the Corporation, and, as such, shall have the functions, authority and duties provided for the Chairman of the Board.

Section 5. Vice President. The Vice President, or if there shall be more than one, the Vice Presidents, shall have such functions, authority and duties as may be prescribed by the Board of Directors or the Chairman of the Board.

Section 6. Secretary. The Secretary shall keep a record of all proceedings of the stockholders of the Corporation and of the Board of Directors, and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice, if any, of all meetings of the stockholders and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board or the President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary or, in the absence of the Secretary any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed it may be attested by the signature of the Secretary or an Assistant Secretary. The Board of Directors may

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give general authority to any other officer to affix the seal of the corporation and to attest such affixing of the seal.

Section 7. <u>Assistant Secretary.</u> The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of the Secretary's inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties as may from time to time be prescribed by the Board of Directors, the Chairman of the Board, the President or the Secretary. Section 8. <u>Other Officers.</u> Any officer who is elected or appointed from time to time by the Board of Directors and whose duties are not specified in these By-Laws shall perform such duties and have such powers as may be prescribed from time to time by the Board of Directors.

ARTICLE V
CERTIFICATES OF STOCK

Section 1. <u>Form.</u> The shares of the Corporation shall be represented by certificates in the form approved by the Secretary; provided, however, that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Certificates of stock in the Corporation, if any, shall be signed by or in the name of the Corporation by the Chairman of the Board or the President and the Secretary or an Assistant Secretary of the Corporation or transfer agent as authorized by the Board. Where a certificate is countersigned by a transfer agent, other than the Corporation or an employee of the Corporation, or by a registrar, the signatures of the Chairman of the Board, the President and the Secretary, or an Assistant Secretary may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, the certificate maybe issued by the Corporation with the same effect as if such officer, transfer agent or registrar were such officer, transfer agent or registrar at the date of its issue.

Section 2. <u>Transfer.</u> Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by the Corporation to the person entitled thereto, cancel the old certificate and record the transaction on its books.

Section 3. <u>Replacement.</u> In case of the loss, destruction or theft of a certificate for any stock of the Corporation, a new certificate of stock or uncertificated shares in place of any certificate theretofore issued by the Corporation may be issued upon satisfactory proof of such loss, destruction or theft and upon such terms as the Board of Directors may prescribe. The Board of Directors may, in its discretion, require the owner of the lost, destroyed or stolen certificate, or his legal representative, to give the Corporation a bond, in such sum and in such form and with such surety or sureties as it may direct, to indemnify the Corporation against any claim that may be made against it with respect to a certificate alleged to have been lost, destroyed or stolen.

ARTICLE VI
INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1. The Corporation shall indemnify, in accordance with and to the full extent now or hereafter permitted bylaw, any person who was or is a party or is threatened to be made a part to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the written request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liabilities, expenses (including, without limitation, attorneys' fees and expenses and any other costs and expenses incurred in connection with defending such action, suit or proceeding), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. "Other enterprise" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to serving at the request of the Corporation shall include, without limitation, any service as a director, officer, employee or agent of the Corporation or any of its subsidiaries which imposes duties on, or involves service by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries. The indemnification provided in this Article VI is not exclusive of any other right to indemnification provided by law or otherwise.

Section 2. Expenses (including, without limitation, attorneys fees and expenses) incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it shall ultimately be determined that such director, officer, employee or agent is not entitled to be indemnified by the Corporation under this Article VI or under any other contract or agreement between such director, officer, employee or agent and the Corporation.

Section 3. The indemnification provided by this article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Section 4. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not such person would be entitled to indemnity against such liability under the provisions of this Article VI.

Section 5. The Corporation may enter into an indemnity agreement with any director, officer, employee or agent of the Corporation, upon terms and conditions that the Board of Directors deems appropriate, as long as the provisions of the agreement are not inconsistent with this Article VI.

ARTICLE VII
GENERAL PROVISIONS

Section 1. <u>Fiscal Year.</u> The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 2. <u>Corporation Seal.</u> The corporate seal, if any, shall be in such form as may be approved from time to time by the Board of Directors. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 3. <u>Waiver of Notice.</u> Whenever any notice is required to be given under law or the provisions of the Certificate of Incorporation or these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent to notice.

Section 4. <u>Books.</u> The Corporation will maintain or cause to be maintained separate, full and accurate books and records of the Corporation.

ARTICLE VIII
AMENDMENTS

These By-Laws may be altered, amended or repealed or new By-Laws may be adopted by the Board of Directors. The fact that the power to amend, alter, repeal or adopt these By-Laws has been conferred upon the Board of Directors shall not divest the stockholders of the same powers if granted by statute.

Exhibit II – Charter and Articles

STATE OF FLORIDA
ARTICLES OF INCORPORATION
OF
ENTREX PRODUCTION AND INSTALLATION COMPANY, INC.

The Articles of Incorporation were adopted by the shareholders of the Corporation on August 15, 2024 representing the outstanding common stock of the Corporation pursuant to Section 228 of the Act.

ARTICLE I

The name of this corporation shall be:

REX PRODUCTION AND INSTALLATION COMPANY, INC.

The principal office of the corporation is located at:

2436 North Federal, Unit 276, Lighthouse Point, FL 33064

ARTICLE II

This corporation may engage in any activity or business permitted under the laws of the State of Florida, and shall enjoy all the rights and privileges of a corporation granted by the laws of the State of Florida.

ARTICLE III

The Corporation shall have the authority to issue 1,000,000 shares of $0.00001 par value Common Stock. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the corporation entitled to vote. A statement of the designations of each class and the powers, preferences and rights, and qualifications, limitations or restrictions thereof is as follows:

Common Stock The Corporation shall have the authority to issue 1,000 shares of Common Stock.

(1) Dividends. The holders of the Common Stock shall be entitled to receive such dividends if, as and when declared from time to time by the Board of Directors.

(2) Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Corporation, the holders of the Common Stock shall be entitled to receive all the assets of the Corporation of whatever kind available for distribution to stockholders, after the rights of the holders of the Preferred Stock have been satisfied.

(3) Voting. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable date on any mailer that is submitted to a vote or for the consent of the stockholders of the Corporation.

(4) The initial shareholders shall be:

Ubique Holdings LP – 5100 common shares
Equity Match, Inc – 4900 common shares

ARTICLE IV

The corporation is to have perpetual existence.

ARTICLE V

The business and property of the corporation shall be managed by a Board of Directors of not fewer than one (1) member, who shall be natural persons of lull age, and who shall be elected annually by the shareholders having voting rights, for the term of one year, and shall serve until the election and acceptance of their duly qualified successors. In the event of any delay in holding, or adjournment of, or failure to hold an annual meeting, the terms of the sitting directors shall be automatically continued indefinitely until their successors are elected and qualified. Directors need not be residents of the State of Florida nor shareholders. Any vacancies, including vacancies resulting from an increase in the number of directors, may be filled by the Board of Directors, though less than a quorum, for the unexpired term. The Board of Directors shall have lull power, and it is hereby expressly authorized, to increase or decrease the number of directors from time to time without requiring a vote of the shareholders. Any director or directors may be removed with or without cause by the shareholders at a meeting called for such purpose.

ARTICLE VI

This corporation, and any or all of the shareholders of this corporation, may from time to time enter into such agreements as they deem expedient relating to the shares of stock held by them and limiting the transferability thereof; and thereafter any transfer of such shares shall be made in accordance with the provisions of such agreement, provided that before the actual transfer of such shares on the books of the corporation, written notice of such agreement shall be given to this corporation by filing a copy thereof with the secretary of the corporation and a reference to such agreement shall be stamped, written or printed upon the certificate representing such shares, and the By-Laws of this corporation may likewise include provisions for the making of such agreement, as aforesaid.

ARTICLE VII

The private property of the shareholders of the corporation shall not be subject to the payment of the corporation's debts to any extent whatever.

ARTICLE VIII

The corporation hereby designates, as its Registered Agent, and as its Resident Agent to accept service of process within the State:

Stephen H. Watkins
2436 North Federal, Unit 276, Lighthouse Point, FL 33064

ARTICLE IX

The following indemnification provisions shall be deemed to be contractual in nature and not subject to retroactive removal or reduction by amendment.

(a)   This corporation shall indemnify any director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil or criminal, judicial, administrative or investigative, by reason of the fact that he/she is or was serving at the request of this corporation as a director or officer or member of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him/her in connection with such action, suit or proceeding, including any appeal thereof, if he/she acted in good faith or in a manner he/she reasonably believed to be in, or not opposed to, the best interests of this corporation, and with respect to any criminal action or proceeding, if he/she had no reasonable cause to believe his/her conduct was unlawful. However, with respect to any action by or in the right of this corporation to procure a judgment in its favor, no indemnification shall be made in respect of any claim, issue, or matter as to which such person is adjudged liable for negligence or misconduct in the performance of his/her duty to the corporation unless, and only to the extent that, the court in which such action or suit was brought determines, on application, that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity in view of all the circumstances of the case. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or in a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the party did not meet the applicable standard of conduct. Indemnification hereunder may be paid by the corporation in advance of the final disposition of any action, suit or proceeding, on a preliminary determination that the director, officer, employee or agent met the applicable standard of conduct.

(b)   The corporation shall also indemnify any director or officer who has been successful on the merits or otherwise, in defense of any action, suit, or proceeding, or in defense of any claim, issue, or matter therein, against all expenses, including attorneys fees, actually and reasonably incurred by him/her in connection therewith, without the necessity of an independent determination that such director or officer met any appropriate standard of conduct.

(c)   The indemnification provided for herein shall continue as to any person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors, and administrators of such persons.

(d)   In addition to the indemnification provided for herein, the corporation shall have power to make any other or further indemnification, except an indemnification against gross negligence or willful misconduct, under any resolution or agreement duly adopted by the Board of Directors, or duly authorized by a majority of the shareholders.

ARTICLE X

No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, that the foregoing clause shall not apply to any liability of a director for any action for which the Act proscribes this limitation and then only to the extent that this limitation is specifically proscribed.

ARTICLE XI

In furtherance, and not in limitation, of the powers conferred by the laws of the State of Florida, the Board of Directors is expressly authorized:

(a) To make, alter, amend, and repeal the By-Laws of the corporation, subject to the power of the holders of stock having voting power to alter, amend, or repeal the By-Laws made by the Board of Directors.

(b) To determine and fix the value of any property to be acquired by the corporation and to issue and pay in exchange therefore, stock of the corporation; and the judgment of the directors in determining such value shall be conclusive.

(c) To set apart out of any finds of the corporation available for dividends, a reserve or reserves for working capital or for any other lawful purposes, and also to abolish any such reserve in the same manner in which it was created.

(d) To determine from time to time whether and to what extent, and at what time and places, and under what conditions and regulations the accounts and books of the corporation, or any of the books, shall be open for inspection by the shareholders and no shareholder shall have any right to inspect any account or book or document of the corporation except as conferred by the laws of the State of Florida, unless and until authorized to do so by resolution of the Board of Directors or of the shareholders.

(e) The Board of Directors may, by resolution, provide for the issuance of stock certificates to replace lost or destroyed certificates.

ARTICLE XII

(a) If the By-Laws so provide, the shareholders and the Board of Directors of the corporation shall have the power to hold their meetings, to have an office or offices, and to keep the books of the corporation, subject to the provisions of the laws of the State of Florida, outside of said state at such place or places as may be designated from time to time by the Board of Directors.

(b) The corporation may, in its By-Laws, confer powers upon the Board of Directors in addition to those granted by these Articles of Incorporation, and in addition to the powers and authority expressly conferred upon them by the laws of the State of Florida.

(c) Election of directors need not be by ballot unless the By-Laws so provide.

(d) Directors shall be entitled to reasonable fees for their attendance at meetings of the Board of Directors.

(e) The initial Directors of the organization shall be:

Stephen H. Watkins – Chairman of the Board, President and Secretary
Thomas Harblin – Director and Treasurer

ARTICLE XIII

(a)   In case the corporation enters into contracts or transacts business with one or more of its directors, or with any firm of which one or more of its directors are members, or with any other corporation or association of which one or more of its directors are shareholders, directors, or officers, such contracts or transactions shall not be invalidated or in any way affected by the fact that such director or directors have or may have an interest therein which is or might be adverse to the interest of this corporation, provided that such contracts or transactions are in the usual course of business.

(b)   In the absence of fraud, no contract or other transaction between this corporation and any other corporation or any individual or firm, shall in any way be affected or invalidated by the fact that any of the directors of this corporation is interested in such contract or transaction, provided that such interest shall be fully disclosed or otherwise known to the Board of Directors in the meeting of such Board at which time such contract or transaction was authorized or confirmed, and provided, however, that any such directors of this corporation who are so interested may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation which shall authorize or confirm such contract or transaction, and any such director may vote thereon to authorize any such contract or transaction with the like force and effect as if he were not such director or officer of such other corporation or not so interested.

ARTICLE XIV

The corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein upon shareholders, directors and officers are subject to this reserved power.

IN WITNESS WHEREOF, I, the undersigned, being the President of the corporation, executed the foregoing Articles of Incorporation to be filed in the Office of the Secretary of the State of Florida for the purposes therein set forth this 15th day of August 2024.



Stephen Watkins, President

Appendix A – Terms Clarification

Term	Clarification
Units	A "unit" refers to an individual, fully operational Bitcoin mining facility, including the necessary hardware, infrastructure, and support systems.
Sites	"Sites" are the physical locations where Bitcoin mining units are deployed. These are usually located near stranded natural gas wells that supply energy.
Mobile Data Mining Facilities	These facilities are mounted on mobile platforms (e.g., trailers), enabling easy transport between sites. They leverage stranded gas wells for power.
Bitcoin Mining Facilities	These facilities consist of all components required for Bitcoin mining, such as miners and cooling systems, designed to operate using energy from gas wells.

Appendix B – CherAmi 100 Unit Contract

Docusign Envelope ID: 20582D76-52FF-45B1-A1FE-09F444764984

Letter of Intent

This agreement, dated July 26, 2024 is entered into by and between:

(a) Entrex Carbon Market, Inc ("Entrex")

(b) CherAmi Digital LLC ("CherAmi");

WHEREAS, Entrex and CherAmi believe that by working strategically together they can build their respective company's vision and mission for the collective benefit of parties.

WHEREAS, Entrex's intent is to purchase facilities (digital mining facilities) from CherAmi which at a purchase price equal to four times (4X) projected (and proven during a test period – the POI) annual cash flows. The purchases shall be provided to Entrex pursuant to mutually agreed specifications and delivered to a designated well site where the POI shall commence for an agreed period. Additionally, to the best of the parties' abilities the units shall be provided as "New" to the extent possible to maximize the asset value of the purchase.

WHEREAS, Entrex's intent is to purchase an initial facility from CherAmi, following on with additional purchase of up to 100 facilities through the end of 2025 which meet a target of annual cash-flow or the equivalent in proportional; a pro forma schedule of facilities build with estimated costs and returned is attached as Unit Economics

NOW, THEREFORE,

1.) The Parties agree that any public announcements or 3rd party disclosures will be mutually agreed before and between the Parties including the contracted vendors/payables agreed

2.) The Parties agree that closing/s shall be provided at a mutually agreed date.

3.) Neither Party will utilize or infringe upon the intellectual property of the other Party in any manner for whatever purpose to compete with the other Party.

4.) The Parties intend to work together in good faith to negotiate, draft and execute definitive agreements, if needed, which shall incorporate the terms of this non-binding Letter of Intent.

5.) Closings shall be scheduled post acceptable due diligence and appropriate collateral/legal releases from appropriate parties at a mutually agreed date.

6.) Confidentiality. Each party agrees that all information provided to it concerning the other party or its assets, products, processes, and business plans are confidential and proprietary to that party, and each party agrees to protect the confidentiality of all such information and to return it to the other party upon termination of negotiations.

IN WITNESS WHEREOF, this Letter of Intent has been executed by the authorized Parties below as of the date first written above for the mutual benefits of shareholders and companies and as approved by external parties as required.

Entrex Carbon Market, Inc	CherAmi Digital, LLC
DocuSigned by:	Signed by:
By: Stephen H. Watkins Date: 7/26/2024	By: Peter Connolly Date: 7/26/2024
Stephen H. Watkins - CEO	Peter Connolly - Managing Member

100 Unit Roll-out

Version 2 (same proportions but smaller units)

CHERAMI DIGITAL
Single Unit Through 100 Unit Roll-out

ANTICIPATED ECONOMICS

Install Cost	$	250,000.00
Net Income	$	120,000.00
Sell Price	$	480,000.00

	2024 - Q4	2025 - Q1	2025 - Q2	2025 - Q3	2025 - Q4
Period Purchase	4	18	24	24	30
Total Units Purchased	4	22	46	70	100

	2024 - Q4	2025 - Q1	2025 - Q2	2025 - Q3	2025 - Q4
Total Purchase:	$ 1,920,000.00	$ 10,560,000.00	$ 22,080,000.00	$ 33,600,000.00	$ 48,000,000.00
Period Purchased:	$ 1,920,000.00	$ 8,640,000.00	$ 11,520,000.00	$ 11,520,000.00	$ 14,400,000.00
Total Net Income:	$ 480,000.00	$ 2,640,000.00	$ 5,520,000.00	$ 8,400,000.00	$ 12,000,000.00
PickAxe Total Sell	$ 1,920,000.00	$ 10,560,000.00	$ 22,080,000.00	$ 33,600,000.00	$ 48,000,000.00
PickAxe Total Cost	$ 1,000,000.00	$ 5,500,000.00	$ 11,500,000.00	$ 17,500,000.00	$ 25,000,000.00
PickAxe Gain on Sale:	$ 920,000.00	$ 5,060,000.00	$ 10,580,000.00	$ 16,100,000.00	$ 23,000,000.00

Version 1

CHERAMI DIGITAL
Single Unit through 100 unit roll-out

ANTICIPATED ECONOMICS

Install Cost	$	771,730
Net Income	$	449,000
Sell Price	$	1,796,000

	2024 - Q4	2025 - Q1	2025 - Q2	2025 - Q3	2025 - Q4
Period Purchase	4	18	24	24	30
Total Units Purchased	4	22	46	70	100

	2024 Q4	2025 Q1	2025 Q2	2025 Q3	2025 Q4
Total Purchased:	$ 7,184,000	$ 39,512,000	$ 82,616,000	$ 125,720,000	$ 179,600,000
Period Purchase:	$ 7,184,000	$ 32,328,000	$ 43,104,000	$ 43,104,000	$ 53,880,000
Total Net Income:	$ 1,796,000	$ 9,878,000	$ 20,654,000	$ 31,430,000	$ 44,900,000
PickAxe Total Sell:	$ 7,184,000	$ 39,512,000	$ 82,616,000	$ 125,720,000	$ 179,600,000
PickAxe Total Cost:	$ 3,086,920	$ 16,978,060	$ 35,499,580	$ 54,021,100	$ 77,173,000
PickAxe Gain on Sale:	$ 4,097,080	$ 22,533,940	$ 47,116,420	$ 71,698,900	$ 102,427,000

Initial PC   DS SHW

Appendix C – Moria Purchase Agreement

July 26, 2024

Levi Binkley
Moria Mining Technologies Corporation

Dear Mr. Binkley:

Pursuant to our conversation; Entrex would be interested in purchasing operating "mobile mining facilities" installed on one of the agreed Energex stranded oil and gas wells.

This "mobile mining facility" purchase would represent 100% (one hundred percent) interest in the physical assets and associated Net Income of the property pursuant to the following transaction terms:

1. Purchase terms:

   a. **Agreed purchase multiple of 4x on stabilized, annualized, 12-month Net Income**
   b. **Purchase price would be based on a mutually agreed 12 month Net Income extrapolated from a test "Proof of Income" or "POI" period (The "POI period") which would annualize net income exclusive to variations in Bitcoin price.**
   c. **A holdback of 20% of the purchase price shall be escrowed based on variation of the POI Period net income and actual over the three month period. Any negative purchase price multiple (Excluding Bitcoin Price Fluctuations) shall be annualized and deducted from the holdback with remaining funds distributed on the 90th day or the next business day if a weekend or federal holiday.**
   d. **Agreed VPP cost for gas from the designated Energex gas well shall be capable of providing gas equal to 150% of the annual anticipated gas need. A License agreement for the VPP and parking license shall be assigned to the buyer upon completion of the sale (if any).**
   e. **Anticipated Net Income based on agreed average Net Income per Bitcoin price: $200,363. Purchase price anticipated at 4x or $801,452 based on confirmation of Net Income per the POI or proportionally pursuant to POI results as shown below.**

2. The purchase is subject to completion of successful due diligence;
3. The purchase is subject to SEC regulations and disclosures

Upon completion of due diligence and receipt of satisfactory documentation as described above we anticipate the closing dated December 31, 2024.

If in agreement with the above please countersign by July 26th we shall expedite the due-diligence on the designated property.

Sincerely,   Accepted by

Stephen H. Watkins   *Levi Binkley*

Stephen H. Watkins   Levi Binkley
Entrex Carbon Market, Inc   Moria Mining Technologies Corporation

KWH	AISC Machines	Annual Net Income	Rev/Machine	Total T/H	COST of Facility	Build Cost per T/H	Developer Profit Per Machine	Units sold to pool costs
1200	330	$ 1,017,229	$ 3,082.51	66231	$ 2,500,000	$ 37.75	$ 1,568,917	1.59
360	95	$ 292,838	$ 3,082.51	19067	$ 750,000	$ 39.33	$ 421,355	1.78
250	65	$ 200,363	$ 3,082.51	13046	$ 615,000	$ 47.14	$ 186,453	3.30
180	48	$ 147,960	$ 3,082.50	9634	$ 400,000	$ 41.52	$ 191,842	2.09
90	24	$ 73,980	$ 3,082.50	4817	$ 200,000	$ 41.52	$ 96,921	2.09
							Average:	2.19

Avg Build Cost per T/H	$ 41.44
Avg Income per T/H	$ 0.065
Build Cost Payback @1200kwh	2.5
Build Cost Payback @360kwh	2.6
Build Cost Payback @250kwh	3.1
Build Cost Payback @180kwh	2.7

DS SHW

Initial LB

49

Appendix D – PickAxe Mining Letter of Intent

Letter of Intent

This agreement, dated July 22, 2024 is entered into by and between:

- Entrex Carbon Market, Inc ("Entrex")
- PickAxe Mining, Inc ("PickAxe");

WHEREAS, Entrex and PickAxe believe that by working strategically together they can build their respective company's vision and mission for the collective benefit of parties.

WHEREAS, Entrex's intent is to purchase facilities (digital mining facilities) from PickAxe which have projected annual cash flows equal to approximately 58% of capital cost (based upon recent returns from similar facilities - $775k cost & 450k profit), at a price of 4X historical cash flow projected annually. For example, PickAxe could build a facility which produces an annualized $449,000 in cash-flow and whereby Entrex would purchase the facility for 4x or $1,796,000 (which is the target reflected in the attached Unit Economics schedule.

WHEREAS, Entrex's intent is to purchase an initial set of 4 facilities from PickAxe, following on with additional purchase of up to 100 facilities through the end of 2025 which meet a target of $449,000 in annual cash-flow or the equivalent in proportional; a pro forma schedule of facilities build with estimated costs and returned is attached as Unit Economics

WHEREAS, Parties agree that Entrex may purchase the management contract/s from PickAxe for an amount equal to one times annualized revenues. NOW, THEREFORE,

- The Parties agree that any public announcements or 3rd party disclosures will be mutually agreed before and between the Parties including the contracted vendors/payables agreed

- The Parties agree that closing/s shall be provided at a mutually agreed date.

- Neither Party will utilize or infringe upon the intellectual property of the other Party in any manner for whatever purpose to compete with the other Party.

- The Parties intend to work together in good faith to negotiate, draft and execute definitive agreements, if needed, which shall incorporate the terms of this non-binding Letter of Intent.

- Closings shall be scheduled post acceptable due diligence and appropriate collateral/legal releases from appropriate parties at a mutually agreed date.

- Confidentiality. Each party agrees that all information provided to it concerning the other party or its assets, products, processes, and business plans are confidential and proprietary to that party, and each party agrees to protect the confidentiality of all such information and to return it to the other party upon termination of negotiations.
- Equipment Pricing may vary due to market-based conditions and equipment availability

- Operational Management will be provided by Pickaxe and fees associated will be agreed upon at the time of order placement and can vary from site to site depending on difficulty and conditions.

IN WITNESS WHEREOF, this Letter of Intent has been executed by the authorized Parties below as of the date first written above for the mutual benefits of shareholders and companies and as approved by external parties as required.

Entrex Carbon Market, Inc   PickAxe Mining, Inc.



By: _____ Date: 07-24-2024   By Vlad Kolomyza Date: 7/24/24
Stephen H. Watkins - CEO   Vlad Kolomyza

PICKAXE MINING
Single Unit through 100 unit roll-out

ANTICIPATED ECONOMICS

Install Cost	$	771,730
Net Income	$	449,000
Sell Price	$	1,796,000

	2024 - Q4	2025 - Q1	2025 - Q2	2025 - Q3	2025 - Q4
Period Purchase	4	18	24	24	30
Total Units Purchased	4	22	46	70	100

	2024 Q4	2025 Q1	2025 Q2	2025 Q3	2025 Q4
Total Purchased:	$ 7,184,000	$ 39,512,000	$ 82,616,000	$ 125,720,000	$ 179,600,000
Period Purchase:	$ 7,184,000	$ 32,328,000	$ 43,104,000	$ 43,104,000	$ 53,880,000
Total Net Income:	$ 1,796,000	$ 9,878,000	$ 20,654,000	$ 31,430,000	$ 44,900,000
PickAxe Total Sell:	$ 7,184,000	$ 39,512,000	$ 82,616,000	$ 125,720,000	$ 179,600,000
PickAxe Total Cost:	$ 3,086,920	$ 16,978,060	$ 35,499,580	$ 54,021,100	$ 77,173,000
PickAxe Gain on Sale:	$ 4,097,080	$ 22,533,940	$ 47,116,420	$ 71,698,900	$ 102,427,000

Appendix E – PickAxe Mining Letter of Intent

Letter of Intent
Entrex/Energex

This agreement, dated May 31, 2024 is entered into by and between:

    (a)   Entrex Carbon Market, Inc. ("Entrex")
    (b)   Energex ("Energex")

Collectively known as a "Party" or "The Parties"

WHEREAS The Parties, executing as representatives of the entities below, have agreed upon the core business terms of a relationship whereby each Party offers a unique market solution that is non-competitive with the other Party in the delivery of a global economic and environmental solution for carbon sequestration.

WHEREAS Entrex would offer its solution to take carbon offsets and securitize them in its global platform whereby it is, tracking, managing and trading securitized carbon offsets with the costs of such offsets paid through any transaction agreed and consummated by The Parties.

WHEREAS Entrex's intent is to offer an Entrex/Energex CO>SETT which would provide capital to Energex (et al) of USD$5M of capital which would be used to create the first 20 Natural Gas Data Mining Trailers ("NGDMT's) capable of generating carbon offsets sufficient to enable an amortizing return of principal and a market based risk adjusted return, via carbon offsets revenue or cash equivalent, for a period of five years to the CO>SETT holder/s.

The intent between The Parties is to grow the carbon offset capability in such a manner that The Parties can offer 1000 units of the described COSETT equating to USD$250MMM in capital in exchange for an appropriate volume of annual offsets and/or revenue for a period of five years or as agreed between The Parties.

NOW, THEREFORE,

1. The Parties agree that they shall not circumvent the other Party in any transaction introduced to the other Party and that any relationship whereby a transaction is executed shall not be circumvented for the benefit of the Parties.

2. The Parties agree that any public announcements or 3rd party disclosures will be mutually agreed beforehand between The Parties.

3. Neither Party will utilize or infringe upon the intellectual property of the other Party in any manner for whatever purpose to compete with the other Party. No license of the intellectual property of one Party shall be granted to the other.

4. Entrex shall use its best efforts to reach an immediate solution for both funding Energex NGDMT's development and the sale of carbon offset credits.

5. The Parties intend to work together in good faith to negotiate, draft and execute definitive agreements to memorialize the basis of a mutually agreed binding contractual agreement that provides for the funding and operation of the business contemplated as set forth in this non-binding Letter of Intent.

IN WITNESS WHEREOF, this non-binding Letter of Intent has been executed by The Parties hereto as of the date first indicated above.

Stephen H. Watkins   Phillip



By: _____ Date: 5/31/2024   By: _____ Date: 5/31/2024
Stephen H. Watkins, CEO   Phil Parker, CEO